 click here for printer-friendly PDF version

CE FRANKLIN LTD.

AR 2007

CHALLENGE

OPPORTUNITY

INNOVATION

GROWTH

STRENGTH

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada. These products are distributed through its 44 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

We serve our customers through an extensive network of branches, managed customer warehouses and offsite inventory stocking locations. All are connected by state-of-the-art technology that offers our customers an efficient supply chain management service.

Shares of CE Franklin trade on the Toronto Stock Exchange under the symbol “CFT” and on the American Stock Exchange under the symbol “CFK.” At December 31, 2007, there were 18.4 million common shares of the Company issued and outstanding. Smith International, Inc., the parent company of CE Franklin’s North American partner Wilson Supply, owns approximately 53% of the Company’s outstanding shares.

CONTENTS

2 2007 Highlights

4 Message to Shareholders

10 Four Pillars of Growth

12 1 – Gaining Market Share in Our Core Business

13 2 – Pursuing Major Projects in the Oil Sands

14 3 – Adding New Services in the Product Life Cycle

15 4 – Expanding our Presence Internationally

16 Promoting Our Brand

17 Quality and Customer Service

18 Alliance Partnerships

19 Safety and Environmental Management

20 People, Possibilities, Performance

21 Home-Town Heroes

22 Leadership Team

25 Management’s Discussion and Analysis

42 Management’s Report on Internal Control Over Financial Reporting

43 Management’s Report

44 Auditors’ Report

46 Consolidated Financial Statements

61 Supplemental Information

64 Corporate Information

ANNUAL MEETING OF SHAREHOLDERS

CE Franklin’s 2008 Annual Meeting of Shareholders will be held at the Calgary Petroleum Club in the Cardium room, 319 – 5 Avenue S.W., Calgary, Alberta on Thursday, April 24, 2008 at 2:30 pm Mountain time. Shareholders and other interested parties are invited to attend.

Forward-looking Statements

The information in this annual report may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the MD&A , including those found under the caption “Risk factors”.

2007 highlight s

(in millions of Canadian dollars, except per share amounts)
	2007	2006	2005	2004	2003
Sales	466.3	555.2	484.2	339.7	257.9
Gross Profit	84.6	103.5	91.3	60.2	43.6
EBITDA(1)	25.7	40.1	36.0	15.9	7.9
EBITDA(1) as a % of Sales	5.5%	7.2%	7.4%	4.7%	3.1%
Income from continuing operations	13.6	22.9	18.9	6.1	1.3
Loss from continuing operations	–	–	–	–	(0.9)
Net income	13.6	22.9	18.9	6.1	0.4
Net income per share
Basic	0.74	1.27	1.09	0.36	0.02
Diluted	0.72	1.22	1.01	0.35	0.02
Balance Sheet Highlights
Net working capital (2)	134.7	120.2	115.1	72.8	56.5
Bank operating loan	44.3	34.0	43.2	31.4	18.5
Long-term liabilities	0.6	0.8	0.4	1.2	1.6
Shareholders’ equity	118.2	102.5	75.9	54.1	47.6

(1)	See Management’s Discussion and Analysis on page 27 for a detailed description of EBITDA, a non-GAAP measure.

(2)	Net working capital is comprised of accounts receivable, inventory and other assets, less accounts payable and accrued liabilities.

Message to shareholders

Solid Performance in a Tough Economic Environment

IN 2007, CE FraNklIN dElIvErEd SolId pErFormaNCE IN wHat provEd to BE a vEry tougH BuSINESS ENvIroNmENt For tHE oIl aNd gaS INduStry IN wEStErN CaNada. wE’vE BuIlt a SolId BuSINESS tHat IS proFItaBlE For all CyClES oF tHE INduStry. dISCIplINEd ExECutIoN oF our StratEgy ovEr tHE paSt FIvE yEarS HaS poSItIoNEd uS wEll, Not oNly to wEatHEr tHE CurrENt dowN CyClE, But alSo to SEIzE NEw opportuNItIES.

despite significantly reduced oil and gas industry activity in western Canada, CE Franklin remained profitable in 2007. However, sales and earnings were down significantly, reflecting reduced oil and gas industry capital expenditures. gross profit declined 18% due to lower sales and a slightly lower gross profit margin due to reduced supplier rebates. Basic net income per share (“EpS”) was $0.74, down from $1.27 in the prior year.

Q Did these results meet your expectations?

A Although we are not happy with the year over year decrease in revenue and EPS, it is important to review these results in context with the current industry environment and activity levels. 2007 was CE Franklin’s third best EPS year in its history. We committed six years ago to continually gain market share, outperform market activity in revenue and manage our margins and expenses prudently. We did this in 2007.

The market environment was tougher than anticipated in 2007 and we still delivered respectable profitability in all four quarters – even with the wettest, most prolonged spring break-up experienced in over a decade. Disciplined execution of our strategy over the past five years has positioned us well, to not only weather the current down cycle, but also seize new opportunities. We advanced our strategies in 2007, which should improve our future results.

Q What caused you to miss your inventory turns target?

A The company has an annual target of five inventory turns or greater, and our actual turns were 4.1 in 2007. We did not change the fundamentals of how we manage our purchasing or our inventory management, but market activity, which ultimately affects our revenue, decreased faster and deeper than we had originally forecast. With our rapid growth over the last few years, we are purchasing more of our goods directly from the mills. As well, industry lead times in general have lengthened over the last few years. The combination of lower revenue and longer lead times led to a bulge in our inventory. Our inventory peaked at $98 million. By year end, it had been reduced to $85 million, which included inventory from the acquisitions of JEN Supply and Full Tilt. We remain committed to improving our inventory turns in 2008.

Q Have competitive pressures increased with the industry slowdown?

A There are always competitive pressures in the service industry. Obviously, as activity levels drop and oil and gas industry spending is reduced, there is more aggressive pricing in the marketplace. CE Franklin is well positioned to compete in this environment. We have a solid balance sheet and we are disciplined in our procurement and our pricing in the marketplace. Our gross profit margins have remained consistent due to continued investment in offshore procurement and vendor standardization. Our margin improvement over the last four years was not at the expense of our customers but rather through procurement standardization, and we shared the benefits of those improvements with our alliance customers. These initiatives have been slightly offset by product mix, as well as increased price competition as some of our competitors have reduced prices to try to liquidate inventory and help free up cash flow.

CE Franklin will continue to distinguish itself from its competition by focusing on service excellence to drive costs out of the supply chain for our customers.

Q Are you concerned about CE Franklin’s infrastructure costs?

A Managing our infrastructure costs is a matter of balancing returns for our shareholders today with investing for future growth. With lower revenues due to the slowdown in industry activity, our infrastructure costs as a percentage of revenue were higher in 2007. That reflects a strategic decision to invest for the future. In 2007, we added four corporate branches and continued to build new, larger locations in strategic markets to support future growth opportunities.

We have invested in a new, larger and more functional Distribution Centre in Edmonton to increase our capacity and to extend our supply chain capabilities. This facility will be operational in the second quarter of 2008.

We invest a lot of time and effort in recruiting, training, and retaining our employees. Because we believe market activity will eventually rebound, we are focusing our employees on more aggressive sales efforts and on process and operational improvements in preparation for our next phase of growth. We will continue to evaluate market activity and employee retention to ensure a balance between current profitability and long-term strategic growth.

Q Is your growth strategy still relevant in this environment?

A Absolutely. Through 2007, we stayed focused on our four growth strategies, and the successes we have achieved serve to underscore that our strategies are long-term in nature.

1. We gained market share in our organic business.

Our strategy of concentrated sales efforts and premium customer service has added customers that CE Franklin has not done business with before. The acquisition of JEN Supply in late 2007 is another example of how we are strengthening our market presence and reach. We look forward to building on these successes in 2008. Our goal is to continue to outperform the market in top line growth. Our hard work and discipline have put us in a favourable position to pursue opportunities to grow our market share. We will capitalize on our strengths to differentiate ourselves from the competition.

2. We made inroads with our oil sands strategy.

Over the past year, we have assembled a dedicated sales team to market CE Franklin services to engineering and procurement companies and the oil sands producers. We’ve had some quick success, with approximately $24 million in orders in 2007. Although some projects are being delayed as companies try to understand the economics with the royalty changes in Alberta, labour shortages, and other infrastructure problems in Fort McMurray, we are expecting to improve our competitive position. The oil sands sector represents one of our greatest opportunities for growth in the medium term. Expansion in this area of our business will help offset an expected decline in conventional oil and gas activity.

3. We diversified our service offering.

The acquisition of Full Tilt Field Services on July 1, 2007, gives us the capability to service many of the products we sell. Full Tilt is a well-established business in the Lloydminster area that provides mechanical sales and services to the energy industry, including many of the skid-mounted products that CE Franklin sells. This service capability complements the goods and services CE Franklin already provides, enhancing our ability to participate in the full life cycle of the products we sell. We’re pleased that Emile Bourassa, the founder of Full Tilt, will continue to manage the business. We are working on integrating and growing the Full Tilt business in the Lloydminster marketplace and may expand this operating model into other markets.

4. We expanded our presence internationally.

Our international joint venture in Libya is up and running, although it has taken longer than we had anticipated. The showroom is built, a local team is in place, they are trained, and they are beginning to make sales. Revenue is growing slowly and we are well positioned to meet the growing demand for our products and services from the large energy producers moving into the region as the country’s business climate improves.

Over the coming years, we will look to expand our global reach – one country at a time – using a disciplined approach.

These strategies are our four pillars of growth. Each is aimed at long-term growth although we may give more weight to one or more strategies depending on the opportunities2006-2007 Average Edmonton Crude Oil Price current market

100

Q With record oil prices, why are activity 90 in western Canada dropping while activity in the rest of the world is going up?80

A The Canadian oil and gas sector competes in a global market, where capital allocation decisions are madeCdn$/bbl 70 based on relative economics and investment returns. As the accompanying charts show, oil prices were very high in 2007, with Edmonton Par benchmark prices climbing above $90 per barrel in the fourth quarter. The benefits of a strong oil market, however, have been offset by the weaker, more volatile natural gas market. In western50 Canada, nearly three quarters of the activity in the last decade 40has been related to natural gas drilling. The drop in natural gas prices has cut into producers’ cash flows, and they have adjusted capital spending to reflect the new economics.

The oil and gas sector in western Canada has also suffered from significant cost escalation in labour, materials, real estate, land, and other costs associated with infrastructure and capacity constraints. Operating and capital costs are starting to come down, but that is now being offset by the rise in the Canadian dollar, which has appreci- 12 ated11 by 17% in the last year and is trading close to parity with the U.S. dollar. This has eliminated the discount for oil 10 gas companies to drill in Canada versus the U.S. and other international oil and gas producing regions.

The Canadian marketplace is caught in an anomaly not being experienced anywhere else. Layer in uncertainty about potential carbon taxes, the spectre of income trust taxation in 2011, and a new Alberta royalty structure in 2009, and the result is ‘the perfect storm’ of issues all contributing to the slowdown in western Canada.

Q Do you see activity levels improving?

A Our business is cyclical and the cycle should eventually turn around, leading to increased activity levels. The timing of a recovery will depend on supply and demand factors, but the current downturn is expected to persist through 2008. We anticipate that the market environment will be difficult – perhaps even more so than in 2007. The Petroleum Services Association of Canada is forecasting 14,500 wells to be drilled in 2008, down from 18,600 wells in 2007, and down significantly from the record high of more than 23,000 wells set in 2006. Nonetheless, 14,500 wells still represents a significant market.

It’s not as though western Canada has turned off the lights. With higher oil prices, conventional oil exploration is starting to pick up, particularly in Saskatchewan. British Columbia is also seeing increased drilling activity for deeper gas targets. These provinces have more favourable royalty structures than Alberta, and it is possible that they will benefit from capital migration based on well economics. CE Franklin has a well-established presence in Saskatchewan and British Columbia and we are poised to participate in this potential growth.

Q What are your priorities for 2008?

A Our industry is at the bottom of the cycle and valuations reflect that. But I believe that good companies get better in a down cycle, and we view the current business environment as an opportunity for CE Franklin to increase value by driving our strategies forward to achieve greater profitability. One of the advantages of weaker economic times is that it creates the potential for partnerships and consolidation. We see this as a time of opportunity and are focusing more effort on acquisitions to both gain market share and to further diversify our services.

We will shift some of our internal resources to focus on continuous improvement initiatives, using this opportunity to continue revamping our business processes and work through some capacity constraints experienced during our rapid growth over the last few years.

I’m pleased to welcome Mark Schweitzer, who joined CE Franklin on August 13 as Vice President and Chief Financial Officer. Mark has extensive executive and M&A experience in the energy sector and is a welcome addition to the CE Franklin management team.

In 2002, CE Franklin’s executive team made a commitment to build a long-term, sustainable company. This past year clearly tested that commitment. I’m thankful for the efforts of our employees in the disciplined pursuit of market share gains and profitability. More than that, I am excited by the flexibility our employees have shown in finding innovative ways to deliver value and service to our customers.

The fast pace of growth experienced throughout the energy sector in the past few years has taken a toll on the industry’s workforce. In a busy work environment, safety cannot be ignored. As part of our ongoing commitment to employee development and training, we have increased our focus on safety. I’m pleased to report that our safety record improved significantly in 2007. We also maintained our Partnerships standing with Alberta Employment, Immigration and Industry, completing an external audit of our health and safety management system to renew our certificate of recognition for another three years.

I’m grateful for the ongoing support of our major shareholder, Smith International, and for a Board of Directors with experience and vision, who understand that operating in a cyclical business environment requires balancing the desire for short-term results with expanding and diversifying our business to ensure long-term sustainable growth.

Michael S. West
Chairman, President and Chief Executive Officer
January 31, 2008

GROWTH → STRENGTH

Four Pillars of Growth

LIKE EVERY INDUSTRY LEADER, CE FRANKLIN HAS A CLEAR AND FOCUSED DIRECTION FOR OUR FUTURE BUSINESS GROWTH.
THESE GROWTH "PILLARS" ARE DERIVED FROM A SOLID FOUNDATION AND EXECUTION STRATEGY THAT WILL ENABLE THE COMPANY TO REACH NEW HEIGHTS.

1 **Gaining Market Share in our Core Business**

2 **Pursuing Major Projects in the Oil Sands**

CE Franklin Ltd. / AR2007 / 10

STRENGTH → SUCCESS

3 **Adding New Services in the Product Life Cycle**

4 **Expanding our Presence Internationally**

CE Franklin Ltd. / AR2007 / 11

1Gaining Market Share in our Core Business

CE Franklin distributes approximately 25,000 Stock keeping Units sourced from over 2,000 suppliers. Our 100,000-square-foot Distribution Centre in Edmonton provides a cross-dock function that minimizes inventory levels and maximizes service through automatic stock replenishment. This Distribution Centre acts as a supply hub for our branches, providing them with overnight access to products our customers require, allowing us to focus on industry-leading purchasing and logistics practices.

Our supply chain infrastructure enables us to service over 3,000 customers, delivering the right products and services where they are needed, on time and for the best value. Our network includes 44 branches strategically located in towns and cities that serve oil and gas fields across the western Canadian sedimentary basin. Branch operations are supported by services provided by our corporate office in Calgary, including sales, marketing, product expertise, logistics, invoicing, credit and collection, and other business services.

In December 2007, we strengthened our market position and reach in the east-central Alberta market by acquiring JEN Supply, which operates four oil field equipment supply stores.

In 2008, we plan to continue to focus on growing market share in our core business through concentrated sales efforts and premium customer service. In the second quarter, we expect to move our Edmonton Distribution Centre to a new, 150,000 square foot facility. Our new facility will provide us with enhanced supply chain capability, enabling us to further improve our customer service and reach. As well, we intend to pursue other growth strategies designed to increase our profitability while leveraging our core supply chain infrastructure. These include the launch of new products that improve our customers’ productivity and profitability.

2 Pursuing Major Projects in the Oil Sands

As its name implies, our major projects team is pursuing the supply of products to large energy projects, including oil sands, refineries, and pipelines. Formed in late 2006, our dedicated sales team is targeting engineering and procurement companies and oil sands producers. This initiative is a natural extension of our core business.

We’ve had a presence in Fort McMurray since 2002 and are working to increase awareness of our growing capabilities through assertive sales efforts, direct mill relationships, and our brand development initiatives. Our focused strategy employs extensive research to identify the best prospects for initial sales, which we can then use as a springboard for further business development opportunities, including additional product sales, maintenance, and repair work. We’ve achieved early success with several oil sands projects in 2007, including the supply of speciality products such as high pressure large bore valves, CSA piping materials, tailings lines, and commodity pipe, valves and fittings. In addition, we have been invited to participate in the front-end planning for future projects.

Our new Edmonton Distribution Centre will further enhance our ability to offer complete project management solutions for large projects. When the centre opens in the spring of 2008, we will have 30,000 square feet as well as a nine acre pipeyard dedicated for product inventory related to the oil sands and space for staging major project orders.

We are strengthening our supplier relationships and developing additional key partnerships within our supply chain to better align ourselves in this market. The success of this approach is already evident in the interest we are receiving from both new and existing suppliers, who have approached CE Franklin to partner with them in pursuit of major project opportunities.

In 2008, we will build on relationships with our key customers to gain new opportunities for CE Franklin. We are strategically targeting projects that are earmarked to commence in 2008 as well as pursuing longer lead projects for long term growth. We will make further investments in infrastructure for our major projects group. These include dedicated square footage at the new distribution center, new products related to the oil sands and additional support personnel in the major projects sales group.

3 Adding New Services in the Total Product Life Cycle

We are seeking to broaden our range of services to allow us to participate in the total product life cycle and add value to the products we distribute. The opportunities we are pursuing will provide new revenue streams and improve our operating margins. Our branches provide pump repair, customized pump design and testing, well optimization analysis, and on site project management.

In July 2007, we acquired Full Tilt Field Services Limited, based in Lloydminster, Saskatchewan. The acquisition represents an extension of service that complements the goods and services we already provide to the marketplace.

With a fleet of 11 service trucks, Full Tilt provides heavy and light duty oilfield engine maintenance services for many of the products we already sell to the energy industry. The company also installs articulating cranes and bodies for service trucks. The acquisition will allow us to grow our business in the Lloydminster marketplace and to expand this operating model into other markets.

We will continue to pursue potential acquisitions and joint ventures to add to our growth and differentiate us from the competition by assisting our customers in the day-to-day operation of the products we sell. In turn, this should position us to draw more customers to our branch operations and generate increased sales through our core equipment distribution network.

4 Expanding our Presence Internationally

CE Franklin leverages its domestic supply chain capability and customers through selected international sales, serviced from our Edmonton Distribution Centre.

In 2007, we expanded our international sales capability opening our first overseas branch in Tripoli, Libya, in partnership with Wilson Supply and a local firm. CE Franklin provided the human resources to train local Libyan employees in our products, systems and services. Our strategy is to offer the same levels of customer service, procurement expertise, and inventory support from the branch in Libya as CE Franklin offers to its customers in Canada.

While still modest, sales are growing and we expect our Libyan operations to have a positive impact on earnings in 2008.

Promoting Our Brand

CE Franklin is not just a name. It’s our corporate identity – our brand – and it stands for value and a standard of excellence in performance and business ethics.

Value represents different things to various stakeholders. At CE Franklin, we believe value is not just one component, but rather the result of six fundamental building blocks.

1.	Trust and Reliability. Our processes and business systems build reliability into our industry leading service. This has established a level of trust that is unsurpassed in the industry.

2.	Expertise and Knowledge. We will continue to lead the supply industry in expertise and education of our employees about the products we represent. This expertise is a significant differentiator and having knowledgeable employees is a high priority for CE Franklin.

3.	Size and Capability. Our infrastructure strength is a critical component in managing customer requirements and major projects. The opening of our new Edmonton Distribution Centre in the spring of 2008, the largest in the Canadian energy sector, demonstrates our commitment to enhancing our competitive advantage.

4.	Integrity and Corporate Values. Our business code of conduct and ethics is the foundation of the CE Franklin brand and represents a critical point of differentiation; our reputation. We never compromise these values.

5.	Flexibility and Manoeuvrability. CE Franklin’s ability to innovate will be a key to our future success. We strive for continuous improvement in every aspect of our business and embrace innovation to enhance our service experience.

6.	Service Experience. Our customers expect service excellence when dealing with our employees and that’s what we deliver. Our consistent approach is a hallmark of the CE Franklin brand experience.

Over the next year, we will be embarking on over 20 brand development initiatives. One example is our sponsorship of several of western Canada’s top Olympic athletes in their bids to represent Canada to the world. By developing our brand, we are raising the overall value of the CE Franklin brand to support sustained growth. We believe our strategies distinguish CE Franklin from our competitors and make us the partner of choice for customers and manufacturers.

Quality and Customer Service

As a service company, we recognize that quality and customer service are what distinguishes us from the competition. We are committed to providing superior customer service while monitoring, measuring, and continually improving our value offering.

Our quality management system received ISO 9001-2000 accreditation in 2003. Our Edmonton Distribution Centre and our Calgary and Fort McMurray stores are certified to this standard and we operate to the same high level of quality management in all of our 44 branches across Canada.

Our management system starts with our suppliers. Our procurement group works with our suppliers as partners to help ensure that every one of our more than 25,000 regularly stocked items is a quality product for our customers.

Continuous improvement is ingrained throughout our organization. Our processes are designed with enough flexibility to allow for optimum customer service and accommodation of customer requirements while ensuring consistency in performance and outcomes. Our Performance Management System allows us to capture process measurements, document customer and supplier issues and get real-time feedback to achieve timely resolution.

We measure our activities on a process level and use these results to identify improvement opportunities. We use key performance indicators to measure efficiency improvements. For each process, we have identified a quantifiable measurement of the outcome, which is reported regularly. Once we have established a baseline, we use the measurement as an indicator of efficiencies gained by changes to the process. We have gained significant results from these efforts, but we are not done yet. The next steps in our quality program will see another set of significant changes to produce better results.

In 2008, we will launch a new training initiative, expanding the number and types of courses offered to employees in a way that is both cost effective and efficient. To create more consistency across our 44 locations and overcome geographic boundaries, we are implementing new technology to support our training needs and requirements. An online training environment and a new Learning Management System will be used in both classroom environments and webinars to improve the availability and timeliness of training. The new technology will enable us to dedicate personnel to ensure our training meets the requirements of the field without having to create a resource in each location. We believe that better training, along with our other continuous improvement initiatives, will lead to improved performance.

At CE Franklin, providing value-added services to our customers is just as important as providing quality products. By accessing CE Franklin’s array of services, our customers increase efficiency, build product knowledge and maintain quality standards.

Alliance Partnerships

Trust and reliability form the foundation of our relationships with our Alliance partnerships, many of which span decades. This demonstrated capability has allowed CE Franklin to build strong customer loyalty and a reputation for quality products, backed by an exceptional service experience. These important relationships create a stable foundation for CE Franklin and allow for innovative improvement in managing the largest energy companies’ supply needs. We hold our own suppliers to the same standards that our customers ask of us and have developed integrated supply chain processes to ensure consistency and accountability are maintained at the highest levels.

In 2007, CE Franklin established a dedicated team to focus exclusively on Alliance partnerships with our major customers. This expanded focus has allowed our Alliance team to remain committed to managing the cost drivers of the supply chain in order to create increased value and goal alignment with our Alliance customers. Product standardization, operational excellence, and robust performance management practices are key tools to ensure continuous improvement in material supply so that our customers meet their objectives. Our dedicated facilities specialist and alliance account management provides for effective communication to coordinate material requirements and resolve customers’ issues.

We are constantly challenged to create value for our partners. With strong internal communication and an extended field operations network, we work to understand our customers’ operational needs and drive positive change by working with our suppliers to manage cost drivers in the supply chain. Our integrated supply chain allows us to effectively leverage our partners’ core business abilities and better service our shared customers. Through communication, we are able to increase lead times for our suppliers and allow them to achieve successful order fulfillment.

In 2008, the alliance team will pursue additional alliance relationship opportunities. We are working to improve our reporting and develop additional tools to share best practices and establish an effective product launch process for our alliance partners. We will further integrate with our suppliers and operations teams to discover and create value for our customers.

Our valued suppliers and supply chain partners have enabled CE Franklin to become a market leader in the supply of quality products and services to our customers. Never taking for granted our alliance relationships, we are committed to earning their business each and every day.

Safety and Environmental Management

CE Franklin is committed to a safety and environmental management program that protects our people, our partners, our communities, and the environment while complying with government regulations. We are focused on continuously improving our performance in this area.

Safety is a part of our culture. Our employees drive the culture through ownership of their own safety. Our people are responsible for working together to maintain safe working conditions and everyone is accountable for their own safety performance. To promote this culture, we ensure that all employees receive the necessary training and information to make the right choices. having the right training and information raises awareness and creates positive action.

We raised awareness and strengthened our safety and environmental management program with a number of initiatives in 2007.

We enrolled the Company in Drivers Alert. Our vehicles have bumper stickers that read, “how am I driving?” with a toll-free number to call to provide feedback on a driver’s performance.

We erected safety boards at each branch location showing the number of days since a reportable lost time or vehicle incident.

The Corporate Safety Committee followed up on all hazards and incidents and we increased the frequency of safety meetings at each branch.

We revamped the safety section on our company intranet to improve access and introduced our first safety webinar. We plan to add additional resources and improve the content of the safety site in 2008.

All of our safety representatives will complete training on how to identify and eliminate hazards, investigate accidents, and conduct effective safety meetings.

We improved our environmental performance by improving our operating efficiency, purchasing fuel- efficient vehicles and energy efficient electronics, recycling paper and plastics, and helping our customers reduce waste through surplus utilization programs.

In 2007, we completed an external audit of our safety program for the renewal of our Certificate of Recognition (COR), first issued in 2004. Participation in this program is the fundamental building block to create employee interest and involvement. The COR is a formal acknowledgement by Alberta human Resources and Employment that a company has a health and safety program that meets approved standards.

Because of employee participation and ownership, CE Franklin achieved an excellent safety record in 2007 with a 70% decrease in the number of reportable incidents from 2006. Since 2004, the number of reportable injuries has continued to decline, a trend we intend to build on through ongoing training and safety awareness.

People, Possibilities, Performance

CE Franklin has positioned itself for continued growth through industry cycles. As expected, declining market activity in 2007 brought new challenges for our people. With passion and commitment, our people rose to this challenge as they have risen to the challenges of previous years. In this environment, there are many opportunities for employee growth, development, and leadership as we continue to challenge our employees to provide industry leading service.

Many careers were begun in 2007 and even more were nurtured to the next level. We were privileged to celebrate anniversaries of employees with up to 30, 35, and even 50 years with CE Franklin. As we move into 2008, we will continue to build strength in career succession and security based on market share growth and profitability.

We expanded and broadened our training programs, with experts within the company sharing their knowledge in specialities such as inventory control, safety, and artificial lift to train the next generation of contributors. A company wide communications training program was implemented, engaging almost half the people in the Company. Employee facilitator teams came together to learn training skills and deepen their understanding of workflow communication, a shared approach for coordinating action and building strong relationships. Then, these teams delivered the program across the organization.

We piloted a coaching program, with ongoing support through monthly meetings, to guide employees to produce long-lasting success. This will form an important part of our leadership development approach in the coming years. We shifted our human resources personnel to Leduc to improve access to resources and services for the Edmonton Distribution Centre and the field stores.

As part of our commitment to listen to our employees and address their concerns, we conducted an employee survey to measure our progress. The results sparked conversations at local branches and we conducted group discussions to clarify survey feedback and initiate corporate wide plans for change. We learned that our people see an increased emphasis on training, accountability, and communications as essential to our success. Significant changes and improvements are being planned in these areas for 2008.

Our business is our classroom. We give our people tools to help them become superb communicators, technical experts, and respected business people. Our people turn possibilities into performance.

Home-town Heroes

Humility and hope, pride and spirit, giving and contributing…

These are the ideals around home-town heroes.

At CE Franklin, our commitment to our communities is two-fold. First, we are committed to ensuring that we have healthy employees who have the time and energy to contribute to their local communities. CE Franklin allocates 3% of employees’ time to serving their communities. And second, we demonstrate our commitment to our communities by providing financial support.

Active participation in our communities is a cornerstone of our success. In 2007, our employees donated several hundred hours to various causes in the 44 communities where our branches are located, from helping to raise the roof on the local arena to ensuring children have lunch at school.

CE Franklin also donated over $100,000 to more than 100 charities, including United Way, Canadian Diabetes Association, Alberta Lung Association, Canadian Cancer Society, MS Society of Canada, and Alberta Children’s hospital Foundation. We proudly became a platinum sponsor of the Starlight Starbright Children’s Foundation, sponsoring the wishes of several critically ill children.

We extended our vision of home-town heroes in 2007 by supporting chuckwagon driver Codey McCurrach, who won rookie of the year accolades from the World Professional Chuckwagon Association. Codey’s home town is Eckville, Alberta, a community CE Franklin serves. We are honoured to help him reach his goals and represent his home town with the pride and spirit associated with the people of that community.

In 2008, CE Franklin will help more home-town heroes reach their goals by sponsoring Olympic hopefuls in several of our communities. Our financial support will allow these athletes to focus on reaching their goals of becoming Olympians. As ambassadors of their home towns, they will foster community pride and spirit as they represent Canada to the world.

(left to right): Jim Baumgartner, Mark Schweitzer, Brent Greenwood, Michael West

Leadership Team

MICHAEL S. WEST

Mike West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. he was appointed President and Chief Executive Officer and to CE Franklin’s Board of Directors in January 2002 and was appointed Chairman in December 2003. Mike has held executive positions in the oilfield supply and distribution business for 11 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

JAMES E. BAUMGARTNER

Jim Baumgartner is Vice President, Commercial Strategies and has been with the Company since 2001. Prior to joining CE Franklin, Jim was the General Manager for a competitor in the oilfield and industrial project supply distribution business. he has over 26 years experience in distribution of pipe, valves and fittings to the energy industry in Canada as well as internationally.

BRENT W. GREENWOOD

Brent Greenwood is Vice President, Marketing and Supply. he started his career with Franklin Supply in 1980 and has held various positions with the Company over the past 25 years. Brent graduated from the University of Saskatchewan with a Masters of Arts in history and from the University of Calgary in 1999 with a Masters of Business Administration.

W. MARK SCHWEITZER

Mark Schweitzer is Vice President and Chief Financial Officer of CE Franklin Ltd and was appointed in August 2007. Prior to joining CE Franklin, Mark was the Executive Vice President and Chief Financial Officer of a large diversified business income fund and has extensive financial experience in oil and gas, mining and other industry sectors.

(left to right): Rod Tatham, Ron Koper, Ron Brown, Tim Ritchie

MAURICE "RON" BROWN

Ron Brown is Vice President, Sales. he joined CE Franklin in 2002 and has been in the oilfield supply, distribution and manufacturing sector for 27 years. Ron fulfilled responsibilities in Sales, Operations and Marketing. Prior to joining the oil and gas sector, he spent eight years in the Royal Canadian Mounted Police in British Columbia.

RONALD L. KOPER

Ron koper is Vice President, Business Effectiveness and joined the Company in 2000. Ron has worked with a variety of large and mid-sized corporations in the human resources and organizational development profession. he graduated from the University of Calgary in 1984 with a Bachelor of Commerce degree.

TIMOTHY M. RITCHIE

Tim Ritchie is Vice President, Strategic Initiatives. he began his career with Franklin Supply in the field over 14 years ago and has progressively taken on roles that are more senior for the Company. Tim graduated from the University of Lethbridge with a Bachelor of Arts in 1993 and in 2000 earned his Masters of Business Administration from the University of Calgary.

RODERICK H. TATHAM

Rod Tatham is Vice President, Operations. he is responsible and accountable for overall operational performance. Prior to joining CE Franklin in May 2002, he worked in various management capacities including Business Process & Design, Quality, Branch Management and Materials Management.

Management’s Discussion and Analysis

As at February 12, 2008

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the audited consolidated financial statements of CE Franklin and the related notes thereto.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted. For a discussion of the principle differences between CE Franklin’s financial results as calculated under U.S. GAAP, see note 15 to the consolidated financial statements of CE Franklin.

OVERVIEW

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oilsands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where they are needed, on time, and for the best value.  Our branches, supported by our centralized distribution centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customers with the products they need on a same day or over night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and AMEX (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns 53% of the Company’s shares.

BUSINESS AND OPERATING STRATEGY

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 250 oilfield supply stores in Canada which generate annual estimated sales of $2 to $3 billion.  CE Franklin competes with four other large oilfield equipment distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.

Oilfield equipment distributors compete based on price and level of service.  Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield equipment is driven by the level of oil and gas industry capital expenditures as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements.  Capital project demand fluctuates over time with oil and gas commodity prices.

The mix of products sold and customers served will affect profitability.  Local walk-in relationship business will typically generate higher profit margins compared to project bids, which are typically larger orders where the Company can take advantage of volume discounts and longer lead times.  Larger oil and gas producers typically have a broader geographic operating reach, conduct larger capital projects, and require more sophisticated billing and project management services than do smaller customers.   The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start up operations typically focused on servicing local relationship based MRO customers.  To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability.

The Company’s 44 branch operations provide substantial geographic coverage across the oil and gas producing regions in western Canada.  Each branch competes for local business supported by centralized support services provided by the Company’s Edmonton Distribution Centre and corporate office in Calgary.  The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for larger customers who are seeking one stop shopping and more comprehensive service.  The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Smith, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing four strategies to grow its business profitably:

}

Grow market share in our core conventional oilfield equipment distribution business in western Canada through concentrated sales efforts and premium customer service complemented by selected acquisitions such as the acquisition of JEN Supply Inc. (“JEN Supply”) completed in December 2007.

}

Leverage our existing supply chain infrastructure, product and project expertise by focusing on the emerging oilsands project and MRO business in Alberta.

}

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management in order to differentiate our service offering from that of other competitors and deepening our relationship with customers.  The acquisition of Full Tilt Field Services Limited (“Full Tilt”) in July 2007 provided us with the capability to service oilfield engines and parts that we were previously selling, and by doing so, position us to attract new customers to our core oilfield equipment distribution business.

}

Leverage our domestic supply chain infrastructure capabilities and customers by targeting international sales.  Selected international project sales are resourced from our Edmonton Distribution Centre.  An oilfield equipment distribution joint venture was established in the 2nd quarter of 2007 in Libya with Wilson Supply and a Libyan partner.

BUSINESS OUTLOOK

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  A combination of events experienced in 2007 including soft natural gas prices, the Alberta government royalty task force review and subsequent decision to increase royalty rates, high drilling and operating costs, and the rapid appreciation of the Canadian dollar, have reduced the competitiveness of the western Canadian sedimentary basin relative to other international oil and gas producing regions.  This has resulted in reduced oil and gas industry activity in 2007 in western Canada that is expected to continue through 2008.  The Company expects these conditions will contribute to increased consolidation of oil and gas customers, coupled with increased competitive activity amongst oilfield equipment distributors.  The Company intends to address these conditions by pursuing its strategies while closely managing its costs and net working capital investment levels.

Over the medium to longer term, the Company is optimistic that its strong competitive status will position it favourably to take advantage of available market share when natural gas prices recover to historic energy equivalent price relationships to oil, resulting in renewed conventional industry activity and demand for the Company’s products.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to leverage its supply chain infrastructure.

OPERATING RESULTS

The following table summarizes the consolidated results of operations of the Company for the last three years:

(in millions of Cdn. dollars except per share data)
Years ended December 31,	2007		2006		2005
	Amount	%	Amount	%	Amount	%
Sales	$466.3	100.0	$555.2	100.0	$484.2	100.0
Cost of sales	(381.7)	(81.9)	(451.7)	(81.4)	(392.9)	(81.1)
Gross profit	84.6	18.1	103.5	18.6	91.3	18.9
Selling, general and administrative expenses	(58.1)	(12.4)	(63.3)	(11.4)	(55.3)	(11.5)
Foreign exchange loss and other	(0.8)	(0.2)	(0.1)	0.0	–	–
EBITDA (1)	25.7	5.5	40.1	7.2	36.0	7.4
Amortization	(2.8)	(0.6)	(2.8)	(0.5)	(4.4)	(0.9)
Interest	(2.0)	(0.4)	(2.7)	(0.5)	(1.9)	(0.4)
Income before taxes	20.9	4.5	34.6	6.2	29.7	6.1
Income tax expense	(7.3)	(1.6)	(11.7)	(2.1)	(10.8)	(2.2)
Net income	13.6	2.9	22.9	4.1	18.9	3.9
Net income per share
Basic (Cdn. $)	$ 0.74		$ 1.27		$ 1.09
Diluted (Cdn. $)	$ 0.72		$ 1.22		$ 1.01
Weighted average number of shares outstanding (000’s)
Basic	18,337		18,099		17,327
Diluted	18,807		18,724		18,680

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

2007 COMPARED TO 2006

Net income for 2007 was $13.6 million, down $9.3 million (41%) from 2006 levels.  Sales declined by 16% due to reduced oil and gas industry capital expenditures in 2007 and gross profit margins declined by 3% due to reduced supplier rebates, resulting in an $18.9 million (18%) decline in gross profit.  Selling, general and administrative expenses declined by $5.2 million (8%) due to lower incentive compensation costs, reduced Sarbanes Oxely compliance costs, and lower selling costs resulting from the acquisition of two agent operated branches during the first half of 2007.  Lower interest expense associated with reduced average debt levels in 2007 was offset by foreign exchange losses driven by the rapid appreciation in the Canadian dollar during 2007.  Income taxes declined by $4.4 million in 2007 due to the reduced level of pre-tax earnings.   Net income per share (basic) was $0.74 in 2007, down 42% due principally to the decline in net income combined with a 1% increase in the weighted average number of shares outstanding.

2006 COMPARED TO 2005

Net income for 2006 was $22.9 million, up $4.0 million (22%) from 2005 levels.  Sales increased by 15% and gross profit increased by 13% due to the continuation of very strong oil and gas industry capital expenditure levels from 2005 before subsiding somewhat in the second half of 2006 following the softening of natural gas prices.  This resulted in an $12.2 million (13%) increase in gross profit over 2005.  Selling, general and administrative costs increased by $8.0 million (14%) from 2005 due to increased incentive compensation costs and Sarbanes Oxley compliance costs.  Amortization costs declined by $1.6 million as the amortization of the Company’s computer system was substantially completed in 2005.  Interest costs increased by $0.8 million due to higher average borrowing levels and floating interest rates.  Income taxes increased by $0.9 million in 2006 due to the increased level of pre-tax income.  Net income per share (basic) reached $1.27 in 2006, an increase of 17% due to the increase in net income partially offset by the exercise of employee stock options which increased the weighted average number of shares outstanding by 5% over the prior year.

FOURTH QUARTER RESULTS

Net income for the fourth quarter of 2007 was $2.4 million, down $3.0 million (55%) from 2006 levels.  Sales declined by 14% due to reduced oil and gas industry capital expenditures in 2007 and gross profit margins declined by 0.9% due to reduced supplier rebates associated with lower purchasing levels, resulting in a $4.7 million decline in gross profit.  Selling, general and administrative expenses remained consistent at $15.3 million. Lower interest expense was associated with reduced average debt levels in the fourth quarter of 2007.  Income taxes declined by $1.3 million in the fourth quarter due to the reduced level of pre-tax earnings.   Net income per share (basic) was $0.13 in the fourth quarter of 2007, down 55%, due principally to the decline in net income combined with a 1% increase in the weighted average number of shares outstanding.

A more detailed discussion of the Company’s annual results from operations is provided below:

Sales

Sales for 2007 were $466.3 million, down 16% from 2006 levels, principally due to lower product sales used in customer capital projects due to the decline in oil and gas industry capital expendi tures levels discussed previously in the “Business Outlook” section of this report.  In 2006, sales increased by $71.0 million (15%) due to very strong oil and gas industry capital expenditures experienced through 2005 into 2006.

(in millions of Cdn. $)	2007		2006		2005
End use sales demand	$	%	$	%	$	%
Capital projects	269.6	58	338.8	61	299.1	62
Maintenance, repair and operating supplies (MRO)	196.7	42	216.4	39	185.1	38
Total sales	466.3	100	555.2	100	484.2	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by  the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drive well completion requirements.  The relative level of oil and gas commodity prices is a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies.  The table below provides well completion, rig count and commodity price information for the last 3 years.

	As at Dec. 31, 2007	Average for the year ended
		2007	2006	2005
Gas - Cdn. $/gj (AECO spot)	$6.44	$6.47	$6.55	$8.80
Oil - Cdn. $/bbl (Edmonton Light)	$93.35	$76.48	$72.96	$69.15
Average rig count	n/a	367	498	469
Well completions:
Gas	n/a	12,717	15,317	15,403
Oil	n/a	5,443	5,609	4,835
Total well completions	n/a	18,160	20,926	20,238

Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – Hughes Christensen; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $269.6 million in 2007, down 20% ($69.2 million) from 2006 levels.  Total well completions declined by 13% to 18,160 in 2007 and the average work ing rig count declined by 26% to 367 in 2007, contributing to lower demand for the Company’s capital project related products.  Lower oil and gas capital expenditure activity in 2007 reflected the continuation of soft gas prices in 2007, compounded by increased industry capital and operating costs and uncertainty and lower returns resulting from the Alberta government’s royalty study and subsequent decision announced in the 4th quarter of 2007 to increase royalty rates.  Gas wells comprised 70% of the total wells completed in western Canada in 2007 (2006 – 73%, 2005 – 76%).   For 2006, sales of capital project related products reached $338.8 million, an increase of 13% ($39.7 million) from 2005 levels.  This increase was driven principally by the very robust natural gas pricing environment experienced in 2005 and early 2006, which increased natural gas project economics resulting in elevated industry capital expenditures as indicated by the 3% and 6% increase in the number of total well completions and average working rig count in 2006 compared to 2005 respectively.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales in 2007 were $196.7 million and comprised 42% of the Company’s total sales.  This was down 9% ($19.7 million) from 2006 MRO product sales levels due to reduced industry activity levels.  For 2006, MRO product sales reached $216.4 million, an increase of 17% ($31.3 million) due to the year over year increase in industry activity levels coupled with the results of an increased branch area sales focus.

The Company services over 3,000 customers of which the top ten customers comprised 43% of total sales (2006 – 38%, 2005 – 41%).  The Company’s largest customer comprised 11% of total sales (2006 – 11%, 2005 – 11%).  The increased concentration of sales in 2007 was due to the Company’s focus on alliance customer programs coupled with lower capital program activity experienced by smaller oil and gas company’s due to reduced access to capital markets resulting from increasingly challenging industry conditions.

The Company distributes approximately 25,000 stock keeping units sourced from over 2,000 suppliers.  In 2007, the top 10 suppliers comprised 43% of total cost of goods sold (2006 – 50%, 2005 – 53%) of which two suppliers comprised 28% of total cost of goods sold (2006 – 2 suppliers comprised 30%, 2005 – 1 supplier comprised 20%).  Reduced supplier concentration in 2007, was principally due to the decline in capital project related product sales which tend to be more focused across fewer products than MRO product sales.

In 2006, the Company developed and began to execute its strategy to grow profitability through focus on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided by the Company to its customers, the focus on the emerging oilsands capital project and MRO sales opportunities, as well as selected sales to international markets.  Revenue results of these initiatives to date are provided below:

	2007		2006		2005
Sales ($millions)	$	%	$	%	$	%
Western Canada oil field	426.5	92	524.6	95	467.2	97
Oil Sands	23.7	5	19.1	3	5.7	1

Production Services	11.2	2	6.9	1	5.9	1
International	4.9	1	4.6	1	5.4	1
Total Sales	466.3	100	555.2	100	484.2	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $426.5 million in 2007, down 19% from 2006 levels, consistent with the decline in year over year industry activity levels described previously.  In December 2007, the Company announced the acquisition of JEN Supply, an oilfield equipment distributor that operated four branches in east-central Alberta.  Two of these operations were in existing markets where the Company had operations and are being combined. This enabled the Company to grow its market share in these markets while improving its operating efficiency. JEN Supply’s other two branch operations are in new market areas and extend the Company’s market reach.  The integration of JEN Supply is expected to be completed by the end of the first quarter of 2008.

Sales to oilsands end use applications reached $23.7 million, a 24% increase from 2006 levels.  The Company continues to position its sales focus and Edmonton Distribution Centre to penetrate this emerging market for capital project related products.  The Company’s Fort McMurray branch continues to build on its position to service oilsands’ MRO product requirements.

Production service sales reached $11.2 million in 2007, more than a 62% increase from 2006 levels.  The acquisition of Full Tilt at the end of the 2nd quarter of 2007, which provides oilfield engine maintenance and crane equipment services based in Lloydminster, contributed the majority of the increase in revenues.  The Company expects to expand Full Tilt’s service to other Company branch locations in 2008 in order to capture more of our customer’s product life cycle expenditures while differentiating our services from other oilfield equipment distributors.

Sales to international customer projects reached $4.9 million in 2007, comparable to 2006 and 2005 and are serviced by our Edmonton Distribution Centre.  An agency oilfield equipment distribution joint venture was established during 2007 in Libya with Wilson Supply and a Libyan partner.  Sales activity was minimal in 2007 and is anticipated to increase next year as operations gain momentum.

Gross Profit	2007	2006	2005
Gross profit (millions)	$84.6	$103.5	$91.3
Gross profit as a % of sales	18.1%	18.6%	18.9%
Gross profit composition by product sales category:
Tubulars	8%	8%	10%
Pipe, flanges and fittings	32%	35%	33%
Valves and accessories	18%	20%	20%
Pumps, production equipment and services	17%	13%	14%

General	25%	24%	23%
Total Gross Profit	100%	100%	100%

Gross profit was $84.6 million in 2007, down $18.9 million (18%) from 2006 due to a 16% decline in sales and a 3% decline in gross margin.  Gross profit generated in 2006 increased by $12.2 million (13%) over 2005 due to a 15% increase in sales partially offset by a 2% decrease in average gross margins.  Gross profit composition by product sales remained quite stable over the three year period with a slight increase in relative contribution in 2007 from pumps, production equipment and services as well as general product sales reflecting the relative year over year increase in MRO sales and the acquisition of Full Tilt in mid 2007.

Selling, General and Administrative (“SG&A”) Costs

	2007		2006		2005
Sales ($millions)	$	%	$	%	$	%
People costs	32.8	57	33.9	54	28.1	52
Selling costs	7.8	13	13.4	21	14.4	26
Facility and office costs	9.7	17	8.6	14	7.6	13
Other	7.8	13	7.4	11	5.2	9
SG&A Costs	58.1	100	63.3	100	55.3	100
SG&A costs a % of sales	12.4%		11.4%		11.5%

SG&A costs declined 8% ($5.2 million) in 2007 from the prior year principally due to the reduction in selling costs that resulted from the acquisition of two agent operated branches in early 2007.  People costs decreased by 3% due to reduced incentive compensation expenses associated with the Company’s lower financial results in 2007 and a 9% reduction of employees in its base operations.  This was partially offset by the addition of employees through acquisitions completed in 2007.  Facility costs increased 13% ($1.1 million) in 2007 to $9.7 million, due to additional branch locations acquired and increased occupancy costs.  Facility and office costs are expected to increase in 2008 as the Company moves into a new, larger distribution centre in Edmonton and due to continued occupancy cost pressure being experienced in western Canada.   The Company leases 40 of its 44 branch operations as well as its corporate office in Calgary and Edmonton Distribution Centre. The Company mitigates the cyclical nature of its business by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs  as activity levels change.  This was evident in 2007 as SG&A costs as a percentage of sales increased slightly from prior year levels to 12.4%, despite a 16% decline in sales from 2006.

Amortization Expense

Amortization expense was $2.8 million in 2007 and was comparable to 2006.  In 2005, amortization expense was higher at $4.4 million as the amortization of the cost of the Company’s computer system was substantially completed in 2005.

Interest Expense

Interest expense was $2.0 million in 2007, down $0.6 million (24%) from 2006 due to a 21% decline in average borrowing levels and a 5% decline in average floating interest rates.  Interest expense increased in 2006 by $0.7 million over 2005 due principally to higher average borrowing levels.

Foreign Exchange Loss and Other

Foreign exchange losses were $0.8 million in 2007 (2006 - $0.1 million, 2005 – nil) and related to the 18% appreciation of the Canadian/U.S. dollar exchange rate on U.S. dollar net working capital balances held during the period.  Steps were taken in the fourth quarter to mitigate the Company’s net working capital U.S. dollar exposure.

Income Tax Expense

The Company’s effective tax rate for 2007 was 35.0%, compared to 33.7% and 36.4% in 2006 and 2005 respectively, due principally to the relative increase in non deductible expenses resulting from changes in pre-tax income levels.  Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2006	2006	2006	2006	2007	2007	2007	2007
Sales	$177.0	$115.9	$131.7	$130.6	$154.3	$82.9	$116.8	$112.3
Gross profit	32.2	22.5	23.7	25.0	26.3	16.8	21.0	20.4
EBITDA	15.1	7.0	8.4	9.6	11.0	2.2	7.4	5.1
EBITDA as a % of sales	8.5%	6.0%	6.4%	7.4%	7.1%	2.7%	6.3%	4.5%
Net income	8.9	3.9	4.7	5.4	6.4	0.6	4.1	2.4
Net income as a % of sales	5.0%	3.4%	3.6%	4.1%	4.1%	0.7%	3.5%	2.1%
Net income per share
Basic (Cdn. $)	$ 0.50	$ 0.21	$ 0.26	$ 0.30	$ 0.35	$ 0.03	$ 0.22	$ 0.13
Diluted (Cdn. $)	$ 0.47	$ 0.21	$ 0.25	$ 0.29	$ 0.34	$ 0.03	$ 0.22	$ 0.13
Net working capital(1)	124.7	117.4	130.6	120.2	127.6	126.8	128.7	134.7
Bank operating loan(1)	54.1	41.0	49.6	34.0	33.6	36.0	35.4	44.3

(1) Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364 day bank operating facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2007, borrowings under the Company’s bank operating loan were $44.3 million, an increase of $10.3 million from December 31, 2006.  Borrowing levels have increased as business acquisitions of $18.0 million and net investments of $2.0 million to maintain property and equipment have been funded principally by bank borrowings and cash flow from operations of $9.3 million.

In 2006, the Company generated $27.8 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $1.7 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $14.2 million increase in working capital, $2.6 million to purchase a two branch distribution operation, $3.1 million in capital and other expenditures, $0.2 million in repayments on capital leases and $0.3 million in purchase of shares held in trust.  These activities resulted in a $9.1 million decrease in the bank operating loan.

In 2005, the Company generated $21.9 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $2.5 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $35.3 million increase in working capital, $0.6 million in capital and other expenditures and $0.6 million in repayments on capital leases.  These activities resulted in a $11.7 million increase in the bank operating loan.

Business acquisitions completed during 2007 aggregated $18.0 million and were comprised of $12.1 million to acquire JEN Supply in December, $3.4 million to acquire Full Tilt in the third quarter, and $2.2 million to acquire two agent operated branches early in 2007.  See note 2 to the audited consolidated financial statements for further details.

Net working capital was $134.7 million at December 31, 2007, an increase of $14.5 million from December 31, 2006.  Accounts receivable increased by $1.8 million (2.0%) to $89.3 million at December 31, 2007 from December 31, 2006. After adjusting for the acquisition of JEN Supply in December, accounts receivable days sales outstanding increased 12% to 62.0 days for the fourth quarter compared to 55.2 days in the prior year period.  Day’s sales outstanding is calculated using fourth quarter sales compared to the December 31 accounts receivable balance.  Inventory decreased by $10.9 million (11%) from December 31, 2006 due to a reduction in purchasing levels to align with reduced sales levels.  After adjusting for the acquisition of JEN Supply in December, inventory turns were 4.3 times, consistent with the prior years fourth quarter.  Inventory turns are calculated using fourth quarter cost of goods sold on an annualized basis compared to the December 31 inventory balance.  The Company will continue to adjust its investment in inventory in order to align with anticipated lower sales levels in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $21.9 million (33%) from December 31, 2006 to $44.8 million at December 31, 2007 due to reduced purchasing activity and lower accrued employee incentive compensation.

The Company has a 364 day bank operating loan facility in the amount of $75.0 million (2006 - $75.0 million) arranged with a syndicate of four banks that matures in July 2008.  The loan facility bears interest based on the floating Canadian bank prime rate and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s debt to 2.25 times trailing twelve month EBITDA.  As at December 31, 2007, the Company’s debt to EBITDA ratio was 1.7 times (2006 – 1.2 times) which provides a maximum borrowing ability of approximately $60 million under the facility (2006 - $75 million).  This facility contains certain other restrictive covenants.  As at December 31, 2007, the Company was not in compliance with a covenant under its loan facility agreement which has been subsequently waived and amended by the Company’s lenders.  As at December 31, 2007, the ratio of the Company’s debt to total capitalization (debt plus equity) was comprised of 28% debt (2006 – 26% debt).

CAPITAL STOCK

The weighted average number of shares outstanding during 2007 was 18.3 million, an increase of 0.2 million shares (1%) over the prior year due principally to the exercise of stock options. The diluted weighted average number of shares outstanding during 2007 was 18.8 million, a decrease of 0.2 million over the prior period.

As at December 31, 2007 and 2006, the following shares and securities convertible into shares, were outstanding:

	December 31, 2007	December 31, 2006
(millions)	Shares	Shares
Shares outstanding	18.4	18.2
Stock Options	1.3	0.8
Restricted Share units	0.2	0.1
Shares outstanding and issuable	19.9	19.1

The Company has established an independent trust to purchase common shares of the Company on the open market to resource performance and deferred share unit obligations.  In 2007, the trust acquired 40,200 common shares (2006 – 24,800 common shares) at an average cost of $8.08 per share (2006 - $11.73 per share).

Contractual Obligations

The following table outlines the Company’s contractual obligations for debt, lease and related obligations having initial terms in excess of one year.

Period Due	Long Term Debt and Capital Lease Obligations	Bank Operating Loan	Operating Lease Commitments	U.S.$ Forward Purchase Contracts	Total
(millions of Canadian dollars)
2008	1.0	44.3	5.4	2.0	52.7
2009	0.1	–	5.7	–	5.8
2010	–	–	5.2	–	5.2
2011	–	–	4.2	–	4.2
2012	0.5		3.9		4.4
thereafter	–	–	29.2	–	29.2
	1.6	44.3	53.6	2.0	101.5

Approximately 93% of operating lease obligations relate to office, warehouse, and store facility leases (2006 - 79%) with the remaining lease obligations related to automobile and warehouse equipment leases.  Future operating lease commitments at December 31, 2007 of $53.6 million have more than doubled from the prior year end due principally to the 15 year lease agreement entered into during 2007 for the new Edmonton Distribution Centre.  Capital expenditures in 2008 are anticipated to be in the $3 million to $5 million range with expenditures focused on the Company’s new Edmonton Distribution Centre, computer system enhancements and expanding production service capability.  In management’s opinion, the Company’s existing working capital position combined with available borrowing capacity under its bank operating loan facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.  The Company anticipates its 364 day bank operating loan will be extended in 2008 in the normal course.

The Company’s bank operating loan bears interest based on the floating Canadian bank prime rate on December 31, 2007 – 6.0%.  Based on the Company’s borrowings on its bank operating loan as at December 31, 2007, an increase or decrease of one percent in the Canadian bank prime rate would be expected to decrease or increase the Company’s annual net income by $0.3 million.

The Company purchases certain products priced in U.S. dollars and sells such products to its customers typically priced in Canadian dollars.  As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can result in foreign exchange gains and losses.  As at December 31, 2007, the Company had entered into a contract to purchase in 2008, U.S. $2.0 million at a fixed exchange rate for the purpose of mitigating its foreign exchange exposure.  The Company does not use financial instruments for speculative purposes.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions and conditions.

The Company believes the following describes the significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Doubtful Accounts

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the established allowance, management makes judgments regarding a party’s ability to make required payments, economic events and other factors.  As the financial condition of a party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Inventory Reserves

The Company has made significant investments in inventory to service its customers.  On a routine basis, the Company uses judgments in determining the level of write-downs required to record inventory at the lower of average cost or market. Management’s estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products.  Changes in these or other factors may result in a write-down in the carrying value of inventory.

Goodwill

The Company has acquired certain operations which have resulted in the recording of a significant amount of goodwill on the balance sheet.  In accordance with Canadian GAAP, the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections, earnings and cash flow multiples.  Estimating future cash flows of the Company’s operations, earnings and cash flow multiples requires management to make judgments about future operating results and working capital requirements.  Changes in cash flow assumptions and other factors that negatively impact the fair value of operations to which goodwill relates, would influence the evaluation and may result in the determination that a portion of the goodwill is impaired.

Future Tax Assets and Liabilities

Future tax assets and liabilities are recognized for differences between the book value and tax value of the net assets of the Company. In providing for future taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of future tax assets and liabilities may be required. See Note 6 to the consolidated financial statements for the significant components of the future income tax assets and liabilities, and a reconciliation of the Company’s income tax provision.

RISK FACTORS

In addition to the information set forth elsewhere in this MD&A, the following factors should be carefully considered when evaluating CE Franklin.

Fluctuations in the overall profitability of the oil and gas industry can affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration, development and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can influence price fluctuations and the overall profitability of the oil and gas industry include:

}

relatively minor changes in, or threats to, the worldwide supply of and demand for oil and natural gas;

}

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

}

the level of production by non-OPEC countries;

}

North American demand for gas;

}

the movement of the Canadian dollar relative to its U.S. counterpart (crude oil and natural gas exports are generally traded in U.S. dollars);

}

general economic and political conditions in North America and worldwide; and

}

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, changes in royalty rates, taxation, price controls and product allocation.

CE Franklin believes that any prolonged reduction in oil and gas prices or other factors that may impact the profitability of the oil and gas industry, would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurance as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Unusual weather conditions could decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas sites, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin oper ates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

}

the ability of some customers to purchase pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies directly from the manufacturer rather than from the Company;

}

the ability of new brokers and distributors to enter the market if the oil and gas industry were to experience significant growth;

}

price competition among major supply companies;

}

cost of goods being subject to rising or declining commodity prices, such as the price of steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher-cost inventory during declining commodity prices resulting in a deterioration in gross profit margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to customer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major suppliers could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business are sales where product is primarily obtained from two suppliers.  Although the Company believes that it has historically had and continues to have a good relationship with these suppliers, there can be no assurance that such relationships will continue.  In the event the Company is unable to source products from its existing suppliers, then CE Franklin would need to search for alternate suppliers of these goods.  There can be no assurance that suitable alternate suppliers for such goods would be found.

Labour shortages could adversely affect the Company’s ability to service its customers.  The Company faces the challenge of attracting and retaining workers to meet any increase in demand for its products and services.  In a highly competitive market for employees, the Company may experience periods of high employee turnover that could result in higher training costs or reduced levels of service to customers.  The Company may also experience wage inflation.  These could result in increased costs or the loss of customers and market share.

During periods of high demand for products and services, the Company may experience product shortages.  The frequency and duration of the shortages may impact the financial performance of the Company.  Product shortages may impact profit margins or could result in the loss of customers.

The Company may experience a financial loss if inventory becomes obsolete or otherwise unsaleable.  The rate of product technical innovation and the company’s ability to return unsaleable inventory to suppliers may impact financial performance.

The majority of the Company’s sales are generated from customers in the energy sector.  This includes major multinational and independent oil companies, pipeline companies and contract drilling companies operating in Canada.  In addition, for the year ended December 31, 2007 11% of sales

(2006 – 11%; 2005 – 11%) were derived from sales to one customer.

The Company may experience a financial loss if its significant customers fail to pay CE Franklin for its products or services.  The Company’s ability to collect the proceeds from the sale of its products and services from its customers depends on the payment ability of its customer base.

Significant downtime at the Company’s centralized distribution centre located in Edmonton, Alberta could materially impact net income and cash flow from operations.  The Company operates a hub and spoke distribution model with the distribution centre strategically located within reasonable proximity to a majority of its vendors.  In addition, the distribution centre acts as a hub for its 44 branches.  Significant downtime at this facility could impact the Company’s gross profit margins net income and cash flow from operations.

A substantial portion of the Company’s sales to customers depend on written contracts that are cancelable at any time, or are based on verbal agreements.  The key factors which will determine whether a customer will continue to use the Company are pricing, service quality and availability, strategically located service centers and technical knowledge and experience.  There can be no assurance that the Company’s relationships with its customers will continue, and a significant reduction or total loss of business from these customers, if not offset by increased sales to new or existing customers, could have a material adverse effect on the Company’s net income or cash flow from operations.

If the Company is unable to successfully address potential material weakness in its internal controls, or any other control deficiencies, its ability to report its financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.  The Company has complied with Section 404 of the Sarbanes-Oxley Act of 2002, and is therefore required to make an assessment of the effectiveness of its internal controls over financial reporting for that purpose. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

CE Franklin will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  The steps CE Franklin has taken and will take in the future may not remediate any potential material weakness. In addition, the Company may identify material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in the Company’s control systems may affect its ability to comply with reporting requirements and stock exchange listing standards or cause its financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of its common stock, cause investors to lose confidence in the Company’s reported financial information, as well as subject CE Franklin to civil or criminal investigations and penalties.

The Company’s major shareholder may influence the Company’s affairs.  The Company’s share ownership is highly concentrated and, as a result, CE Franklin’s principal shareholder effectively controls the Company’s business.  As at the date of the Form 20-F, CE Franklin’s largest shareholder, Smith International Inc., owned approximately 53% of the Company’s common shares outstanding.  As a result, Smith International Inc. has the voting power to significantly influence the Company’s policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of the Company’s assets.

In addition, the concentration of the Company’s ownership may have the effect of delaying; deterring or preventing a change in control that otherwise could result in a premium in the price of the Company’s common shares.

FORWARD LOOKING STATEMENTS

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

}

forecasted oil and gas industry activity levels in 2008;

}

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

}

the Company’s future financial condition or results of operations and future revenues and expenses;

}

the Company’s business strategy and other plans and objectives for future operations;

}

fluctuations in worldwide prices and demand for oil and gas;

}

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not under take any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

RECENT ACCOUNTING PRONOUNCEMENTS

Under revised CICA section 1506, “Accounting Changes” and the Securities and Exchange Commissions (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company’s financial statements when adopted.

Canadian GAAP pronouncements

(i)

Financial Instruments (CICA 1530, 3855, 3861, 3865)

Effective January 1, 2007, the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the Canadian Institute of Chartered Accountants Handbook in accordance with the transitional provisions in each respective section. The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilize hedge accounting, the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

(ii)

CICA 1506 – Accounting Changes

Effective January 1, 2007, the Company adopted revised CICA section 1506, “Accounting Changes.” The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

(iii)

CICA 1535 – Capital disclosures

This new section establishes standards for disclosing information regarding an entity’s capital and how it is managed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The company believes that this section will lead to additional disclosure in the annual financial statements.

(iv)

CICA 3031 – Inventories

This section replaces CICA Section 3030 and applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The new section is harmonized with International Accounting Standards and provides additional guidance on the measurement and disclosure requirements for inventories. Specifically, requiring inventories to be measured at the lower of cost and net realizable value. The Company does not expect the adoption of this section to have a material impact on their operations or financial position.

(v)

CICA 3862 – Financial Instruments - Disclosure and CICA 3863 – Financial Instruments - Presentation

Both sections establish new levels of disclosure required for financial instruments in the financial statements. The section is effective for annual periods beginning on or after October 1, 2007.

US GAAP pronouncements

(i)

FAS 141(A) – Business Combinations

This statement sets out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is in the process of evaluating the impact of this statement.

(ii)

FAS 157 – Fair Value Measurements

This statement defines fair value and establishes a framework for measuring fair value for GAAP purposes, while also expanding disclosures about fair value measurements. The statement will also apply to previous accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The company is in the process of evaluating the impact of this statement.

(iii)

FAS 159 – The fair Value option for financial assets and financial liabilities

The statement allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings without having to apply complex and detailed hedge accounting rules. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the provisions of Statement 159 and have not yet determined the impact this statement will have on our results from operations or financial position.

CONTROLS AND PROCEDURES

CE Franklin’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by the Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to CE Franklin was made known to them by others within the company.

Report of CE Franklin Management on Internal Control Over Financial Reporting: CE Franklin’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management has concluded that, as of December 31, 2007, CE Franklin’s internal control over financial reporting is effective based on those criteria.

See report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on page 44 of this Annual Report.

There were no changes to our internal control over financial reporting that occurred during the period covered by this MD&A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OTHER ITEMS

Additional information relating to the Company, including its Form 20-F, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financials statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears on page 39 of this Form 20-F/Annual Report.

.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 31, 2008	Mark Schweitzer Vice President and Chief Financial Officer January 31, 2008

MANAGEMENT’S REPORT

The preparation and presentation of the accompanying consolidated financial statements are the responsibility of the management of the Company.  The statements have been prepared in accordance with Canadian generally accepted accounting principles as described in note 1 to the consolidated financial statements.  The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management acknowledges responsibility for the integrity of its financial information. Where appropriate, management has made informed judgments and estimates in accounting for transactions, which were not complete at the balance sheet date.  The Company maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in the consolidated financial statements and annual report is recorded, processed, summarized and reported properly.  CE Franklin’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as at December 31, 2007 to ensure that such disclosure controls and procedures are effective.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the evaluation date.

The Board of Directors has appointed an Audit Committee that consists of three directors who are not officers or employees of the Company and have no direct or indirect material relationship with the Company.  The committee meets with management and the Company’s external auditors to discuss internal control, accounting policies and financial reporting matters. The Audit Committee has reviewed the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

"signed"	"signed"
Michael West Chairman, President and Chief Executive Officer January 31, 2008	Mark Schweitzer Vice President and Chief Financial Officer January 31, 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CE Franklin Ltd.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of CE Franklin Ltd. (the “Company”) as of December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of CE Franklin Ltd. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited CE Franklin Ltd.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“signed”

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

January 31, 2008

CE Franklin Ltd.

Consolidated Balance Sheets

As at December 31

(in thousands of Canadian dollars)

	2007	2006
Assets

Current assets
Accounts receivable	89,305	87,530
Inventories	86,414	97,275
Other	3,781	2,965
	179,500	187,770

Property and equipment (note 3)	6,398	5,546
Goodwill	20,523	10,479
Future income taxes (note 6)	1,403	1,160
Other	891	454
	208,715	205,409

Liabilities

Current liabilities
Bank operating loan (note 4)	44,301	34,008
Accounts payable and accrued liabilities	44,807	66,744
Income taxes payable	-	819
Current portion of long term debt and obligations under capital lease (note 5)
	805	517
	89,913	102,088

Long term debt and obligations under capital lease (note 5)
	582	846
	90,495	102,934

Commitments and contingencies (note 10)

Shareholders* equity
Capital stock (note 7)	24,306	23,586
Contributed surplus	17,671	16,213
Retained earnings	76,243	62,676
	118,220	102,475
	208,715	205,409

See accompanying notes to these consolidated financial statements.

Approved by the Board:
"signed"	Director
Victor Stobbe
"signed"	Director
David Dyck

CE Franklin Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$	Contributed Surplus	Retained Earnings	Shareholders' Equity
December 31, 2004	17,195	19,335	13,858	20,873	54,066

Stock options excercised (note 7)	610	2,579	(129)	-	2,450
Stock based compensation expense (note 7)	-	-	552	-	552
Net income	-	-	-	18,864	18,864
December 31, 2005	17,805	21,914	14,281	39,737	75,932

Stock options exercised (note 7)	443	1,963	(300)	-	1,663
Stock based compensation expense (note 7)	-	-	2,232	-	2,232
Purchase of shares in trust for RSU Plans (note 7)	(25)	(291)	-	-	(291)
Net income	-	-	-	22,939	22,939
December 31, 2006	18,223	23,586	16,213	62,676	102,475

Stock options exercised (note 7)	177	838	(259)	-	579
Restricted share units (RSU) exercised	10	207	(207)	-	-
Stock based compensation expense (note 7)	-	-	1,924	-	1,924
Purchase of shares in trust for RSU Plans (note 7)	(40)	(325)	-	-	(325)
Net income	-	-	-	13,567	13,567
December 31, 2007	18,370	24,306	17,671	76,243	118,220

 See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Operations

For the years ended December 31

(in thousands of Canadian dollars except shares and per share amounts)	2007	2006	2005

Sales	466,275	555,227	484,245
Cost of sales	381,694	451,733	392,931
Gross profit	84,581	103,494	91,314

Other expenses
Selling, general and administrative expenses	58,053	63,287	55,303
Amortization	2,795	2,819	4,393
Interest expense	2,031	2,661	1,945
Foreign exchange loss and other	837	130	8
	63,716	68,897	61,649

Income before income taxes	20,865	34,597	29,665

Income tax expense (recovery) (note 6)
Current	7,541	11,783	12,451
Future	(243)	(125)	(1,650)
	7,298	11,658	10,801

Net and comprehensive income for the year	13,567	22,939	18,864

Net income per share
Basic	0.74	1.27	1.09
Diluted	0.72	1.22	1.01

Weighted average number of shares outstanding (000's)
Basic	18,337	18,099	17,327
Diluted (Note 7(e))	18,807	18,724	18,680

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2007	2006	2005

Cash flows from operating activities
Net income	13,567	22,939	18,864
Items not affecting cash
Amortization	2,795	2,819	4,393
Future income tax recovery	(243)	(125)	(1,650)
Stock based compensation expense	1,924	2,232	552
Other expense (recovery)	-	(36)	(9)
	18,043	27,829	22,150
Net change in non-cash working capital balances related to
operations (note 8)	(8,195)	(14,214)	(35,524)
	9,848	13,615	(13,374)

Cash flows from financing activities
Issuance of capital stock	579	1,663	2,450
Purchase of capital stock in trust for RSU Plans (note 7)	(325)	(291)	-
Increase (decrease) in bank operating loan	10,293	(9,144)	11,742
Decrease in long term debt and obligations under capital lease	(476)	(177)	(261)
	10,071	(7,949)	13,931

Cash flows from investing activities
Purchase of property and equipment	(1,956)	(3,053)	(557)
Business acquisitions (note 2)	(17,963)	(2,613)	-
	(19,919)	(5,666)	(557)

Change in cash and cash equivalents during the year	-	-	-

Cash and cash equivalents - beginning of year	-	-	-

Cash and cash equivalents - end of year	-	-	-

Cash paid during the year
Interest on bank operating loan	1,999	2,632	1,899
Interest on obligations under capital lease	32	29	46
Income taxes	9,375	18,804	7,685

See accompanying notes to these consolidated financial statements.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

1.

Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis.  These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S.”).  The material differences that affect the Company’s consolidated financial statements are described in note 15.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of sales and expenses during the reporting periods.

Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, future tax assets (liability), and goodwill.  If the underlying estimates and assumptions, upon which the consolidated financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The accounting principles applied are consistent with those set out in the Company’s annual consolidated financial statements for the year ended December 31, 2006 except as noted below.  All significant transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

Change in accounting policy

Effective January 1, 2007, the Company adopted Section 1530 - Comprehensive Income, Section 3855 - Financial Instrument Recognition and Measurement, Section 3861 - Financial Instruments Disclosure and Presentation, and Section 3865 - Hedges of the Canadian Institute of Chartered Accountants Handbook in accordance with the transitional provisions in each respective section. The adoption of Sections 1530, 3855 and 3861 did not have a material impact on the financial statements of the Company and did not result in any adjustments for the recognition, de-recognition or measurement of financial instruments as compared to the financial statements for periods prior to the adoption of these sections. In addition, since the Company currently does not utilize hedge accounting, the adoption of Section 3865 currently has no material impact on the financial statements of the Company.

Effective January 1, 2007, the Company adopted revised CICA section 1506, “Accounting Changes.” The amendments in the revised standard indicate that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. When a change in accounting policy is made, this change is applied retrospectively unless impractical. Changes in accounting estimates are generally applied prospectively and material prior period errors are corrected retrospectively. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, complete description of the policy, primary source of GAAP and detailed effect on financial statement line items.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible.  Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company’s historical loss experience.  As at December 31, 2007 and 2006, the allowance for doubtful accounts was $1.5 million and $0.7 million, respectively.

Inventories

Inventories, consisting primarily of goods purchased and held for resale, are valued at the lower of average cost or net realizable value.  As at December 31, 2007 and 2006, the Company had recorded a reserve for inventory obsolescence of $1.8 million and $1.4 million, respectively.

Property and equipment

Property and equipment are recorded at cost less related accumulated amortization.  The Company provides for amortization of property and equipment using rates as follows:

Buildings	5% to 10%	straight line
Leasehold improvements	over the term of the lease	straight line
Computer equipment and software	15% to 33%	straight line
Equipment and machinery	10% to 100%	straight line
Furniture and office equipment	15% to 20%	straight line
Automotive equipment	30%	straight line

Assets held under capital lease are amortized by the straight-line method over the term of the lease or the estimated useful life of the assets; whichever is shorter.

Goodwill and other intangibles

Goodwill represents the excess of the cost over the fair value of net assets acquired related to an acquisition.  In accordance with generally accepted accounting principles, goodwill is not amortized but is instead evaluated annually for a permanent impairment, or when events and circumstances indicate that there might be impairment.

Intangible assets are amortized on a straight line basis over the periods expected to be beneficial from the intangible asset.  The intangible asset recorded under other assets in the balance sheet is comprised of a five year exclusive distribution agreement to sell certain products.

Revenue recognition

The Company’s revenue, which is comprised of product sales, is generally subject to contractual arrangements, which specify price and general terms and conditions.  The Company recognizes product sales when title and the related risk of loss transfers to its customers.

Vendor rebates

Vendor rebates consist of volume discount incentives earned from the purchase of selected products during the year from specified vendors.  These discounts are based on contractual agreements with the vendors which outline price, volume and general terms and conditions.  The Company recognizes vendor rebates as a reduction to cost of sales.

Stock options

The Company operates a stock option plan that is described in Note 7(b).  As of January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

granted.  Under this method, the Company recognizes a compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options pricing model.  The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus.  The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

Other Stock-based Compensation

Restricted share units (“RSU”) and Deferred share units (“DSU”) are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  The vesting period for RSU's is one third per year over the three year period from the grant date.  There are no additional performance based conditions associated with the vesting of the units.  DSU's vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units, calculated using a 10 day weighted average stock price, at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at year-end exchange rates and gains or losses from translation are recognized in the Consolidated Statements of Operations.  Sales and expenses are translated at the exchange rate prevailing on the date the transaction occurs.

Derivative Instruments

In the normal course of business, the Company enters into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The values of contracts are marked to market and the change in value is recognized in the Consolidated Statements of Operations.

Income taxes

The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized when there are differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Earnings per share

Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options, RSU’s and DSU’s were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

Recent Accounting Pronouncements

Under revised CICA section 1506, “Accounting Changes" and the Securities and Exchange Commissions (SEC) Staff Bulletin No. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards.  This guidance requires that when a new accounting standard has been issued but has not yet been adopted, the Company should discuss the effect that the new standard will have on the Company's financial statements when adopted.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Canadian GAAP pronouncements

(i)

CICA 3031 – Inventories

This section replaces CICA Section 3030 and applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The new section is harmonized with International Accounting Standards and provides additional guidance on the measurement and disclosure requirements for inventories. Specifically, requiring inventories to be measured at the lower of cost and net realizable value. The Company does not expect the adoption of this section to have a material impact on their operations or financial position.

(ii)

CICA 1535 – Capital disclosures

This new section establishes standards for disclosing information regarding an entity’s capital and how it is managed. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The company believes that this section will lead to additional disclosure in the annual financial statements.

(iii)

CICA 3862 – Financial Instruments - Disclosure and CICA 3863 – Financial Instruments - Presentation

Both sections establish new levels of disclosure required for financial instruments in the financial statements. The section is effective for annual periods beginning on/after October 1, 2007.

US GAAP pronouncements

(i)

FAS 141(A) – Business Combinations

This statement sets out to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is in the process of evaluating the impact of this statement.

(ii)

FAS 157 – Fair Value Measurements

This statement defines fair value and establishes a framework for measuring fair value for GAAP purposes, while also expanding disclosures about fair value measurements. The statement will also apply to previous accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The company is in the process of evaluating the impact of this statement.

(iii)

FAS 159 – The fair Value option for financial assets and financial liabilities

The statement allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings without having to apply complex and detailed hedge accounting rules. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the provisions of Statement 159 and have not yet determined the impact this statement will have on our results from operations or financial position.

2.

Business Acquisitions

On December 3, 2007, the Company acquired the outstanding shares of JEN Supply Ltd. (“JEN Supply”), an oilfield equipment distributor operating in east-central Alberta, for total consideration of $12.639 million of which $12.0 million was paid in cash, subject to post closing adjustments.  The remaining deferred consideration of $0.5 million is repayable in five years and bears interest at the bank prime rate.  Additional consideration of up to $2.5 million is contingently payable over a two year period to the extent that revenues from existing JEN Supply customers exceed specified annual

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

amounts.  Any future contingent payments will be accounted for as additional consideration as the amount become payable with a corresponding increase to goodwill.

On July 1, 2007, the Company purchased the outstanding shares of Full Tilt Field Services Ltd. ("Full Tilt"), for total consideration of $3.447 million, subject to post closing adjustments.

On January 31, 2007, the Company purchased the assets of an agent that operated two of the Company's branch locations, for total consideration of $2.167 million.

On February 1, 2006, the Company purchased the outstanding shares of an agent that operated two of the Company's branch locations, for total consideration of $3.080 million of which $2.263 million was paid in cash and $0.817 million is payable over a two year period.  In accordance with the purchase agreement, an additional $210,000 was paid in the first quarter of 2007 (2006- $350,000).  These amounts were contingent on reaching certain performance conditions and have been accounted for under the purchase method as an addition to goodwill.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration paid for these acquisitions has been allocated as follows:

	2007					2006
	Acquisition of JEN Supply	Acquisition of Full Tilt	Acquisition of Agent	Contingent consideration	Total 2007	Acquisition of Agent	Contingent consideration	Total 2006

Cash Consideration Paid	12,000	3,400	2,167	210	17,777	2,263	350	2,613
Transaction Costs	139	47	-	-	186	-	-	-
Total Cash Consideration	12,139	3,447	2,167	210	17,963	2,263	350	2,613
Deferred consideration(1)	500	-	-	-	500	817	-	817
Total Consideration	12,639	3,447	2,167	210	18,463	3,080	350	3,430

Net assets acquired

Accounts Receivable	5,438	1,970	-	-	7,408	-	-	-
Inventory	2,596	371	-	-	2,967	-	-	-
Other Current Assets	46	14	-	-	60	-	-	-
Property, Equipment and Other	805	292	167	-	1,264	369	-	369
Goodwill	5,724	2,110	2,000	210	10,044	2,714	350	3,064
Accounts Payable	(1,970)	(1,310)	-	-	(3,280)	-	-	-
Future Tax Liability	-	-	-	-	-	(3)	-	(3)
	12,639	3,447	2,167	210	18,463	3,080	350	3,430

(1) Deferred consideration is unsecured, and has been included in long term debt and capital lease obligations on the Consolidated Balance Sheets.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

3.

Property and Equipment

	2007			2006
As at December 31	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Land, buildings and leasehold improvements	6,234	3,690	2,544	5,883	3,256	2,627
Computer equipment and software	21,444	20,084	1,360	20,915	19,510	1,405
Equipment and machinery	6,050	4,868	1,182	5,197	4,172	1,025
Furniture and office equipment	2,273	1,580	693	1,895	1,416	479
Automotive equipment	693	74	619	100	90	10
	36,694	30,296	6,398	33,990	28,444	5,546

Included in computer equipment and software at December 31, 2007 are leased assets with a cost of $1.1 million (2006 – $1.1 million) and related amortization of $0.9 million (2006-$0.7 million).

4.

Bank Operating Loan

The Company has a 364 day bank operating loan facility in the amount of $75.0 million (2006 – $75.0 million) arranged through a syndicate of four banks, that matures in July, 2008.  Amounts drawn against this facility bear interest at floating rates based on the Canadian Bank prime rate plus an applicable borrowing margin.  The weighted average interest rate as at December 31, 2007 was 6.0% (2006 – 6.0%).  The maximum amount available under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s debt to 2.25 times trailing 12 months earnings before interest, amortization and taxes.  As at December 31, 2007, the maximum available under this facility, was approximately $60.0 million (2006 – $75.0 million).

The facility is collateralized by a general security agreement covering all present and after-acquired property of the Company including accounts receivable, inventories and property and equipment.

This facility contains certain other restrictive covenants.  As at December 31, 2007, the Company was not in compliance with a covenant under its loan facility agreement which has been subsequently waived by the Company’s lenders.

5.

Long-Term Debt and Obligations under Capital Leases

	2007	2006
Agent Acquisition (a)	599	860
Obligations under Capital Lease (b)	288	503
JEN Supply deferred consideration (c)	500	-
Total long-term obligation	1,387	1,363
Less current portion	(805)	(517)
Long-term debt and obligation under capital leases	582	846

Principal repayments are due as follows:

Current portion	805
Due in 2009	82
Due in 2012	500
Total	1,387

a)

The loan is unsecured and bears no interest and is repayable in 2008.  The effective interest rate on the loan is 5.65% due to the discount applied on the initial recording of the loan.

b)

Capital leases bear interest at various rates of up to 8% (2006 – 8%) and are collateralized by the

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

underlying assets.

c)

 The JEN Supply deferred consideration was issued as part of the acquisition consideration (see note 2).  The deferred consideration is unsecured and bears interest based on the floating Canadian bank prime rate and is repayable in 2012.

6.

Income Taxes

a)

Reconciliation of the income tax provision.

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

For the Years Ended December 31	2007	%	2006	%	2005	%

Income before income taxes	20,865		34,597		29,665
Income taxes calculated at expected rates	6,807	32.6	11,459	33.1	10,193	34.4
Non-deductible items	434	2.1	410	1.2	634	2.1
Effect of reduction in tax rates on future tax asset (liability)	82	0.4	120	0.3	-	-
Adjustments of filing prior year returns	(67)	(0.3)	(343)	(1.0)	-	-
Capital and large corporations taxes	44	0.2	59	0.2	66	0.2
Other	(2)	-	(47)	(0.1)	(92)	(0.3)
	7,298	35.0	11,658	33.7	10,801	36.4

As at December 31, 2007, included in other current assets are income taxes receivable of $0.848 million (2006 - Income taxes payable of $0.819 million).

b)

Significant components of future income tax assets and liabilities are as follows:

As at December 31	2007	2006
Assets
Financing charges	103	263
Property and equipment	874	610
Other	786	785
	1,763	1,658
Liabilities
Goodwill and other	360	498
Net future income tax asset	1,403	1,160

The Company believes it is more likely than not that all future income tax assets will be realized.

7.

Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Option activity for each of the years ended December 31 was as follows:

	2007		2006		2005
	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share	Number of Options (000's)	Weighted average exercise price per share

Outstanding - beginning of year	803.6	3.59	1,295.0	3.65	1,626.7	3.63
Granted	646.2	7.90	-	-	413.7	4.61
Exercised	(176.6)	3.24	(443.2)	3.75	(609.6)	4.02
Forfeited	(11.7)	10.18	(48.2)	3.78	(135.8)	7.62
Outstanding - end of year	1,261.5	5.78	803.6	3.59	1,295.0	3.65
Exercisable - end of year	589.6	4.11	596.4	3.24	729.9	3.31

A summary of stock options outstanding at December 31, 2007 is set out below:

Outstanding stock options (000's)						Exercisable stock options
Range of Exercise price			Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$2.70	to	$4.90	625.6	3.1 years	3.69	537.2	3.53
$6.50	to	$10.90	635.9	7.8 years	7.85	52.4	10.04
			1,261.5	5.5 years	5.78	589.6	4.11

The non cash stock option compensation expense recorded in 2007 was $528,000 (2006 – $529,000; 2005 – $552,000).  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option-pricing model, using the following assumptions:

	2007	2006	2005
Dividend yield	Nil	Nil	Nil
Risk-free interest rate	3.93%	4.08%	4.08%
Expected life	5 years	5 years	5 years
Expected volatility	50%	56%	56%

c)

For all stock options issued prior to January 1, 2003 the Company applied the intrinsic method of accounting for common share options granted to employees, officers and directors.  Accordingly, no compensation expense has been recognized in the Statements of Operations.  Had the Company adopted the fair value based method of accounting, the amount expensed in each period would be the fair value of the options, calculated using the Black-Scholes options-pricing model and net of options forfeited in the period, amortized over the expected life of the options.  The proforma net income and proforma net income per share attributable to common shareholders of the Company would be as follows:

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

	2007	2006	2005
Net and comprehensive income
As reported	13,567	22,939	18,864
Compensation expense related to stock options issued prior to 2003	-	196	551
Proforma	13,567	22,743	18,313

Net income per share
Basic
As reported	0.74	1.27	1.09
Proforma	0.74	1.26	1.06
Diluted
As reported	0.72	1.22	1.01
Proforma	0.72	1.21	0.98

d)

Effective May 2, 2006, the Company adopted the Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") plans approved by shareholders on that date (collectively the “RSU Plans”).  Under these RSU plans, RSU's and DSU's are granted which entitle the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit.  RSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU's, are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are settled.  For 2007, the fair value of the RSU and DSU units granted was $802,000 (2006 - $2,393,718) and $1,396,000 of compensation expense was recorded (2006 - $1,703,000).

RSU Plan activity for the year ended December 31, 2007 and 2006 was as follows:

	2007		2006
(in 000's)	Number of Units		Number of Units
	RSU	DSU	RSU	DSU
Outstanding at January 1	12,000	1,200	-	-
Granted	78	25	120	12
Excercised	(10)	-	-	-
Forfeited	(10)	-	-	-
Outstanding at December 31, 2007	178	37	120	12

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy performance share unit obligations.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  During 2007, 40,200 common shares were purchased by the trust (2006 – 24,800 common shares) at an average cost of $8.08 per share (2006 - $11.73 per share).

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

e)

Reconciliation of Weighted Average Number of Diluted Common Shares Outstanding (000’s)

	2007	2006	2005

Weighted average common shares outstanding- basic	18,337	18,099	17,327
Effect of Stock options and RSU Plans	470	624	1,353
Weighted average common shares outstanding- diluted	18,807	18,723	18,680

8.

Net Change in Non-cash Working Capital Balances Related to Operations

For the years ended December 31	2007	2006	2005
Accounts receivable	5,633	8,978	(29,935)
Inventories	12,974	(18,019)	(17,321)
Other current assets	79	33	(2,446)
Accounts payable and accrued liabilites	(25,214)	1,815	9,412
Income taxes payable	(1,667)	(7,021)	4,766
	(8,195)	(14,214)	(35,524)

9.

Related Parties

Smith International Inc. ("Smith") owns approximately 53% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith. Purchase of such equipment conducted in the normal course on commercial terms were as follows:

(in thousands of Canadian dollars)
For the years ended December 31	2007	2006	2005
Cost of sales	9,253	8,943	7,830

Inventory	4,295	3,767	3,166

Accounts Payable and accrued liabilities	313	1,076	1,083

10.

Commitments and Contingencies

a)

The Company leases certain office, warehouse and store facilities and automobiles under long-term operating leases.  Commitments for such operating leases for the next five years and thereafter are as follows:

Years ending December 31,	2008	5,429
	2009	5,653
	2010	5,156
	2011	4,230
	2012	3,856
	Thereafter	29,226
		53,550

b)

The Company is involved in various lawsuits, the losses from which, if any, are not anticipated to be material to the financial statements.

11.

Financial Instruments

The Company’s financial instruments recognized in the Balance Sheets consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long-term debt and obligations under capital lease.  The fair values of these recognized financial instruments, excluding

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

the bank operating loan, obligations under capital lease and long-term debt, approximate their carrying amounts due to the short-term maturity of these instruments.  At December 31, 2007, the fair value of the bank operating loan, long-term debt and obligations under capital lease approximated their carrying values due to their floating rate nature and their short term maturity.

The Company is exposed to market risks from changes in the Canadian prime interest rate and foreign exchange rates with respect to the Canadian dollar and the U.S. dollar.  From time to time the Company enters into foreign exchange forward contracts to fix the value of its liabilities and future commitments.  As at December 31, 2007, the Company had contracted to purchase US $2.0 million at a rate of $0.9947 Canadian maturing in 2008.  The fair market value of the contract was nominal.

12.

Economic Dependency

In respect of the Company’s sales, 11% (2006 – 11%; 2005 – 11%) is derived from sales to one customer.

In respect of the Company’s suppliers, 28% (2006 – 30%) of the Company’s sales are derived from product purchased from two suppliers.  In 2005, 20% of the Company sales were derived from the purchase of products from one supplier.

13.

Defined Contribution Pension Plan

The Company has a defined contribution pension plan for eligible employees and contributes amounts based on employee salaries to a maximum of 6% (6% in 2006; 5% in 2005) and the amount deductible under the Income Tax Act, to the individuals’ registered retirement savings plans.  Contributions in respect of this plan incurred and paid during the year were $737,000 (2006 – $673,000; 2005 – $557,000).

14.

Segment Reporting

The Company distributes oilfield equipment products principally through its network of 44 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operates through a single operating segment and geographic jurisdiction.

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  The Company’s accounting policies are consistent with U.S. GAAP with the following exceptions:

a)

Statement of Operations

For the years ended December 31	2007	2006	2005
Net income for the year under Canadian GAAP	13,567	22,939	18,864
Share based compensation expense (b)(iii)	-	(196)	-
Net income for the year under U.S. GAAP	13,567	22,743	18,864

Net income per share under US GAAP
Basic	0.74	1.26	1.09
Diluted	0.72	1.21	1.01

CE Franklin Ltd.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

b)

Statements of Changes in Shareholders’ Equity

As at December 31	2007	2006	2005
Shareholders' equity under Canadian GAAP	118,220	102,475	75,932
Restructuring provision adjustment (i)	(324)	(324)	(324)
Benefit of deferred tax assets applied to goodwill (ii)	(1,058)	(1,058)	(1,058)
Share based compensation expense (iii)	196	196	-
Shareholders' equity under U.S. GAAP	117,034	101,289	74,550

i)

The restructuring provision adjustment relates to a 1995 transaction where restructuring expenditures were recorded in the purchase equation as goodwill under Canadian GAAP but were expensed in the statement of operations for U.S. GAAP.

ii)

In 1996, the Company realized the benefit of certain deferred tax assets on which a 100% valuation provision had been recorded in 1995.  This benefit was recorded as a reduction of goodwill for U.S. GAAP.

iii)

Under Canadian GAAP, it is permissible to use the intrinsic method to account for stock options issued prior to January 1, 2003.  As a result, no compensation expense was recorded in the statement of operations for stock options issued prior to January 1, 2003.  Commencing in 2006 U.S. GAAP compensation expense must be recognized in the current year earnings for all stock options issued and the restatement of prior year earnings is not required.  The fair value of the stock options issued prior to January 1, 2003 was calculated using the Black-Scholes options-pricing model.  As at December 31, 2007, all stock options issued prior to January 1, 2003 were fully vested and recognized under the modified prospective application of U.S. GAAP.

c)

Balance Sheets

The following table indicates the restated amounts for the items in the Balance Sheets of the Company that would be affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2007	2006

Goodwill (b)(i) and (b)(ii)	19,141	9,097
Contributed surplus (b)(iii)	17,867	16,409
Retained earnings (b)(i), (b)(ii) and (b)(iii)	74,665	61,098

The following table indicates additional disclosure required had the consolidated financial statements been prepared in accordance with U.S. GAAP.

As at December 31	2007	2006

Trade payables	9,571	36,252
Accrued liabilities	35,236	30,492

d)

Statements Of Cash Flows

Under U.S. GAAP, the disclosure of total cash flows from operating activities prior to changes in non-cash working capital balances related to operations is not permitted.

Board of Directors

Michael S. West

Mr. West is Chairman, President and Chief Executive Officer of CE Franklin Ltd. He was appointed President and Chief Executive Officer and to CE Franklin's Board of Directors in January 2002 and was appointed Chairman in December 2003. Mr. West has held executive positions in the oilfield supply and distribution business for 10 years. Prior to joining the oil and gas sector in 1996, he worked for 11 years in various capacities in the automotive aftermarkets industry.

David A. Dyck

Mr. Dyck was appointed to the Board in May 2004. Mr. Dyck, a resident of Calgary, is President and CEO of LeaRidge Capital Inc., a company providing financial advisory services to corporations including investor relations strategies, structuring and executing of corporate bank facilities, fixed income financings and equity financings. Prior to establishing LeaRidge Capital, Mr. Dyck was the Senior Vice President, Finance and Chief Financial Officer for Western Oil Sands Inc., a position he held from 2000 to 2007. Mr. Dyck previously spent 12 years with Summit Resources Limited, where he held various roles including Senior Vice President, Finance and Administration and Chief Financial Officer. He is a member of the Alberta and Canadian Institutes of Chartered Accountants, the Financial Executives Institute and is a Mentor with the Haskayne School of Business in Calgary.

Michael J.C. Hogan

Mr. Hogan, a Professional Engineer, was appointed to the Board in May 2006. A 29 year veteran of the electric power industry, Mr. Hogan is President and Chief Executive Officer of Enact Power Ltd., providing business development support to companies pursuing major electric power investments in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and Chief Executive Officer of SaskPower Commercial Inc., the international development arm of SaskPower. Mr. Hogan is also a member of the L’Arche Calgary Board of Directors, an organization that provides homes and meaningful work for the mentally disabled. He is a member of the Institute of Corporate Directors.

John J. Kennedy

Mr. Kennedy was appointed to the Board of Directors of CE Franklin in May 1999. He is currently President and Chief Executive Officer of Wilson, the distribution unit of Smith. Previously, Mr. Kennedy was Senior Vice President and Chief Financial Officer of Smith. Mr. Kennedy has worked in the energy industry for over 28 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and United States, including the Energy Institute, the Association of Corporate Treasurers and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Robert McClinton

Mr. McClinton was elected to the Board in May 2006. Mr. McClinton has been CFO of CEP International Petroleum Ltd, a private company, since September 2007. Mr. McClinton was a major shareholder and President of BMP Energy Systems from 1992 to 2005, when the company was sold to a public company. During the ten years prior to joining BMP, Mr. McClinton served as a director and senior financial officer of Canadian Turbo Inc. Mr. McClinton began his career in 1969 with Deloitte & Touche in northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. He is a member of the Alberta and Canadian Institutes of Chartered Accountants, Financial Executives International and the Board of Calgary HandiBus Association.

Douglas L. Rock

Mr. Rock has been a Director of CE Franklin since 1999. He began his career with Smith in 1974 and since then has held numerous positions. He has been Chairman and Chief Executive Officer of Smith since 1991.

Victor J. Stobbe

Mr. Stobbe has been a Director of CE Franklin since May 2003. Mr. Stobbe is the Vice President, Corporate Affairs, formerly Chief Financial Officer of Wave Energy Ltd., a private oil and gas company, and a Director of Trican Well Service Ltd. where he serves as Chairman of the Audit Committee. Formerly he was President of American Leduc Petroleums Ltd. from October 1997 to October 2003. Mr. Stobbe, a chartered accountant, has served as a senior officer and/or a director of a number of public companies.

Corporate Information

DIRECTORS

David A. Dyck (1) (2) (3)
Director

Michael J.C. Hogan (1) (4)
Director

John J. Kennedy (4)
Wilson International

Robert McClinton (1) (3) (4)
Director

Douglas L. Rock (1) (2)
Smith International, Inc.

Victor J. Stobbe (2) (3)
Wave Energy Ltd.

Michael S. West
Chairman, President and Chief Executive Officer

(1) Member of the Corporate governance and nominating Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Environment, Health and Safety Committee

LEADERSHIP TEAM

James E. Baumgartner
Vice President, Commercial Strategies

Maurice (Ron) Brown
Vice President, Sales

Brent W. Greenwood
Vice President, Marketing and Supply

Ronald L. Koper
Vice President, Business Effectiveness

Timothy M. Ritchie
Vice President, Strategic Initiatives

Mark Schweitzer
Vice President and Chief Financial Officer

Roderick H. Tatham
Vice President, Operations

Michael S. West
Chairman, President and Chief Executive Officer

HEAD OFFICE

1900, 300 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
tel.: (403) 531-5600
toll free: (800) 345-2858
www.cefranklin.com

STOCK EXCHANGE LISTINGS

CE Franklin is listed on the American Stock Exchange under the trading symbol CFK and on the Toronto Stock Exchange under the trading symbol CFT.

TRANSFER AGENT

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8
Computershare Trust Company of New York
New York, New York

SHAREHOLDER INQUIRIES

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8
1-800-332-0095

INVESTOR RELATIONS

Investors seeking information about CE Franklin,
including copies of our annual and interim reports
or recent news releases contact:
Cheryl Bourget
tel.: (403) 531-5604
toll free: (800) 345-2858
email: investor@cefranklin.com

Our Mission

CE Franklin will be the market leader in the supply of products, services and solutions to the energy industry.

We will achieve leadership by delivering superior customer service through our people, our performance and our partnerships.

Our Operating Values

INTEGRITY
We adhere to the highest ethical standards.

CREDIBILITY
We say what we mean and do what we say.

PERFORMANCE
We are committed to excellence in everything we do; we strive for continuous improvement; we are passionate about exceeding expectations.

TEAMWORK
We achieve success by working as a team.

SERVICE ETHIC
We are driven by the needs of our customers, both external and internal; they are met by interested, competent, passionate individuals. Our success depends upon that of our customers.

TRUST
We trust, respect and support each other and we strive to earn the trust of our colleagues and partners.

RESPONSIBILITY
We take responsibility as individuals and as teams for our actions and we hold ourselves accountable.

COMMUNITY
We belong and contribute to the communities that we operate within through our actions and commitment to safety, our environmental responsibility and our personal involvement.

"SHARED SUCCESS"

[FSC LOGO HERE]

WE ARE WHERE YOU NEED US

CE FRANKLIN LTD. ▶ 2007 ANNUAL REPORT

CE FRANKLIN LTD.

www.cefranklin.com